c/m

06004637

3116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 28 2006
503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
D.J. St. Germain Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Main Street
(No. and Street)

Springfield (City) MA (State) 01115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul J.Valickus (413)733-5111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Valickus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.J. St. Germain company, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Marion F Roberts my com. exp. 12-25-09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.J. ST. GERMAIN
COMPANY, INC.

CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2005 and 2004

TABLE OF CONTENTS

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400

1500 Main Street • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149

www.wolfandco.com

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
D.J. St. Germain Company, Inc.
Springfield, Massachusetts

We have audited the accompanying consolidated statements of financial condition of D.J. St. Germain Company, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of D.J. St. Germain Company, Inc. and subsidiary at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
January 20, 2006

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

ASSETS

	2005	2004
Cash and cash equivalents	$ 6,111,686	$ 2,863,771
Cash and investments segregated for the benefit of customers	131,962,258	114,781,163
Receivable from brokers	590,399	953,006
Receivable from customers	3,159	2,087
Investments owned:		
Equity securities (cost $17,351,940 - 2005, $15,686,170 - 2004)	17,379,639	15,647,973
Securities borrowed	5,250,001	2,929,616
Accrued interest receivable	435,744	554,161
Property and equipment, less accumulated depreciation and amortization	991,395	1,299,270
Income taxes receivable	-	421,339
Deferred tax benefit	1,163,000	1,405,000
Other assets	69,512	49,186
	$163,956,793	$140,906,572

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004
Liabilities:		
Payable to brokers	$ 23,422,906	$ 275,441
Customers' free credit balances	108,868,088	108,894,676
Securities sold, not yet purchased, at market value (cost $5,822,177 - 2005 and $3,199,739 - 2004)	5,956,043	3,305,450
Accrued expenses and other liabilities	3,671,501	4,460,932
Total liabilities	141,918,538	116,936,499
Shareholders' equity:		
Common shares:		
Class A, 180,000 shares authorized and issued, $5 par value, nonvoting	900,000	900,000
Class B, 20,000 shares authorized and issued, $5 par value, voting	100,000	100,000
Capital in excess of par value	4,076,361	3,878,209
Retained earnings	22,991,018	21,853,590
	28,067,379	26,731,799
Less treasury shares, at cost:		
Class A, 58,851 (45,111 - 2004) shares	(5,540,913)	(2,364,295)
Class B, 4,715 (4,015 - 2004) shares	(488,211)	(397,431)
	(6,029,124)	(2,761,726)
Total shareholders' equity	22,038,255	23,970,073
Total liabilities and shareholders' equity	$163,956,793	$140,906,572

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2005 and 2004

	2005	2004
Operating revenues:		
Management fees	$7,236,486	$6,624,739
Dividends	207,116	331,755
Interest income, net	805,328	99,504
Investment gain, net	190,399	550,001
Unrealized loss on investments, net	(45,738)	(45,662)
Total operating revenue	8,393,591	7,560,337
Operating expenses:		
Employee compensation	3,155,185	2,928,425
Professional fees	140,771	232,495
Communications and data processing	141,602	144,188
Selling, general and administrative expenses	2,274,466	2,406,327
Benefits to prior officer	-	620,656
Total operating expenses	5,712,024	6,332,091
Income before income taxes	2,681,567	1,228,246
Income tax expense	1,029,000	85,522
Net income	$1,652,567	$1,142,724

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2005 and 2004

	Common Shares Authorized and Issued		Capital in Excess of Par Value	Retained Earnings	Treasury Shares at Cost		Total Shareholders' Equity
	Class A	Class B			Class A	Class B	
Balance at December 31, 2003	$ 900,000	$ 100,000	$ 3,570,653	$ 21,226,134	$ (2,030,506)	$ (305,278)	$23,461,003
Net income	-	-	-	1,142,724	-	-	1,142,724
Cash dividends paid, $3.40 per share	-	-	-	(515,268)	-	-	(515,268)
Purchase of Class A, 5,475 shares at prices ranging from $100.93 to $101.25	-	-	-	-	(553,096)	-	(553,096)
Purchase of Class B, 1,800 shares at prices ranging from $100.93 to $101.25	-	-	-	-	-	(182,220)	(182,220)
Treasury shares sold on exercise of 2,600 shares of Class A stock options at prices ranging from $61.01 to $99.70	-	-	190,490	-	121,561	-	312,051
Exchange of Class B for Class A, 535 shares	-	-	(22,116)	-	(28,040)	50,156	-
Exchange of Class A for Class B, 2,400 shares	-	-	120,238	-	125,786	(246,024)	-
Employee stock awards	-	-	18,944	-	-	285,935	304,879
Balance at December 31, 2004	900,000	100,000	3,878,209	21,853,590	(2,364,295)	(397,431)	23,970,073
Net income	-	-	-	1,652,567	-	-	1,652,567
Cash dividends paid, $3.40 per share	-	-	-	(515,139)	-	-	(515,139)
Purchase of 17,065 shares Class A. At prices ranging from $108.90 to $200	-	-	-	-	(3,352,943)	-	(3,352,943)
Sale of Class A stock at prices ranging from $108.90 to $112.08	-	-	77,242	-	70,265	-	147,507
Sale of Class B stock at prices ranging from $108.83 to $112.08	-	-	1,966	-	-	23,171	25,137
Employee stock awards	-	-	4,484	-	-	106,569	111,053
Exchange of Class B for Class A, 2,000 shares	-	-	114,460	-	106,060	(220,520)	-
Balance at December 31, 2005	$ 900,000	$ 100,000	$ 4,076,361	$ 22,991,018	$ (5,540,913)	$ (488,211)	$22,038,255

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 1,652,567	$1,142,724
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	605,104	575,381
Deferred tax expense (benefit)	242,000	(6,921)
Gain on sale of fixed asset	(8,854)	-
Employee stock awards	384,046	304,879
Cash, investments and accrued interest segregated for the benefit of customers	(17,062,678)	7,394,139
Securities borrowed	(2,320,385)	(2,929,616)
Receivable from brokers and customers and other assets	341,209	(142,323)
Income taxes receivable	421,339	(6,354)
Customers' free credit balances	(26,588)	(6,733,624)
Payable to brokers, accrued expenses and other liabilities	22,122,461	294,820
Net cash provided by (used in) operating activities	6,350,221	(106,895)
Cash flows from investing activities:		
Investments owned, net	(1,731,666)	(703,333)
Purchases of fixed assets	(312,988)	(748,487)
Proceeds on sale of fixed assets	24,613	-
Securities sold, not yet purchased, net	2,650,593	3,305,450
Net cash provided by investing activities	630,552	1,853,630
Cash flows from financing activities:		
Exercise of stock options	-	312,051
Dividends paid	(515,139)	(515,268)
Purchase of treasury shares	(3,352,943)	(735,316)
Sale of treasury shares	135,224	-
Net cash used in financing activities	(3,732,858)	(938,533)
Net increase in cash and cash equivalents	3,247,915	808,202
Cash and cash equivalents at beginning of year	2,863,771	2,055,569
Cash and cash equivalents at end of year	$ 6,111,686	$2,863,771
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 2,479,028	$1,402,627
Income taxes	$ 365,000	$ 50,000

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Organization

The consolidated financial statements include the accounts of D. J. St. Germain Company, Inc. ("DJS") and its wholly-owned subsidiary, First Springfield Trust, Inc. ("FST"). All intercompany transactions have been eliminated in consolidation.

DJS was organized as a Massachusetts corporation on August 24, 1955 for the purpose of doing business as a broker and dealer in securities. DJS is engaged in the handling of customer security transactions and the management of brokerage accounts. DJS is registered as a broker dealer and an investment advisor with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers, Inc. ("NASD") and is licensed as a broker dealer in all 50 states.

FST was organized as a Massachusetts Business Trust on January 1, 1982 solely for the purpose of holding the investments of DJS. The investments of FST are managed by DJS.

Valuation of Investments

Equity securities are stated at market value. Market values are determined based on quoted market prices at December 31, 2005 and 2004. Cost is determined on the specific identification method. Repurchase agreements are carried at cost which approximates market.

Accounting for Investments

Investment transactions (and related commissions) are recorded on the date the securities are purchased or sold (trade date). Dividends on common shares are recorded on the record date. Income from other investments is recorded as earned on an accrual basis. Realized gains and losses are determined on the specific identification of the securities sold.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated statement of financial condition or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated statement of financial condition and the tax basis of assets and liabilities using enacted tax rates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Depreciation and Amortization

Depreciation and amortization is provided over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed assets are carried at cost.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents exclude cash segregated for the benefit of customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising is expensed as incurred and amounted to $876,000 in 2005 and $735,000 in 2004.

Reclassification

Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation.

Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which is an Amendment of FASB Statement Nos. 123 and 95. SFAS No. 123R changes, among other things, the manner in which share-based compensation, such as stock options, will be accounted for by both public and non-public companies, and will be effective as of January 2006. Pursuant to the provision of SFAS 123R, the cost of employee services received in exchange for equity instruments including options and restricted stock awards generally will be measured at fair value at the grant date. The grant date fair value will be estimated using option-pricing models adjusted for the unique characteristics of those options and instruments, unless observable market prices for the same or similar options are available. The cost will be recognized over the requisite service period. Management is currently evaluating the effect adoption of SFAS No. 123R will have on the Company's statement of financial condition and results of operation.

2. CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation ("FDIC") as of December 31, 2005 and 2004.

3. CASH AND INVESTMENTS SEGREGATED FOR THE BENEFIT OF CUSTOMERS, INCLUDING ACCRUED INTEREST RECEIVABLE

In accordance with Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains separate bank accounts with several commercial banks and segregates securities for the benefit of customers. The amounts in these accounts as of December 31, 2005 and 2004 is as follows:

	2005	2004
U.S. Treasury securities, at cost	$112,737,663	$114,726,054
Cash	19,224,595	55,109
	131,962,258	114,781,163
Accrued interest receivable	435,744	554,161
	$ 132,398,002	$ 115,335,324

Aggregate carrying value of investments segregated for the benefit of customers approximates their market value at December 31, 2005 and 2004.

4. RECEIVABLE FROM CUSTOMERS

Receivables from customers consist of customers' debit balances. The securities owned by customers are held as collateral for these receivables and are not reflected in the consolidated statement of financial condition.

5. PROPERTY AND EQUIPMENT

Fixed assets at December 31, 2005 and 2004 are as follows:

	2005	2004
Land	$ -	$ 15,760
Furniture and equipment	2,362,436	2,164,958
Leasehold improvements	660,847	545,337
	3,023,283	2,726,055
Less accumulated depreciation and amortization	(2,031,888)	(1,426,785)
	$ 991,395	$1,299,270

PROPERTY AND EQUIPMENT (concluded)

Depreciation and amortization expense was $605,104 and $575,381 for the years ended December 31, 2005 and 2004, respectively.

6. RELATED-PARTY TRANSACTIONS

The Company maintains investment accounts on behalf of the officers and directors of the Company. Included in customers' free credit balances at December 31, 2005 and 2004 is $714,850 and $497,645, respectively, related to these accounts.

7. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital of $17,911,166, which was $15,994,553 in excess of its required net capital of $1,916,613. The Company's ratio of aggregate indebtedness to net capital was 1.6 to 1.

The Company's wholly-owned subsidiary, First Springfield Trust, Inc. had total assets and shareholders' equity of $25,995,616 and $20,001,098, respectively, as of December 31, 2005. The shareholders' equity of the subsidiary is included as capital in the computation of the Company's net capital since the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

8. BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $1,000,000.

9. INTEREST INCOME, NET

Interest income is net of interest remitted to customers of $2,479,028 and $1,402,626 for 2005 and 2004, respectively.

10. BENEFIT PLAN AND AGREEMENTS

In 2004, the Company established a 401(k) plan. Substantially all employees participate in the Plan. To be eligible to participate, an employee must be at least twenty-one years of age and have completed one year of service. Employees may contribute a percentage of their compensation subject to certain limits based on federal tax laws. The Company makes contributions to the Plan in the form of safe harbor contributions and discretionary profit sharing contributions. Discretionary profit sharing contributions vest to the employee equally over a six year period. Expense attributable to the 401(k) Plan and the Company's deferred profit sharing plan amounted to $193,305 and $179,567 for the years ended December 31, 2005 and 2004, respectively.

The Company maintains supplemental deferred compensation agreements with selected members of management. Under the agreements, management of the Company determines annually amounts to be credited to the deferred compensation accounts and interest is credited to the accounts in accordance with the terms of the agreements. The Company has accrued approximately $1,646,968 and $1,747,731 related to these agreements as of December 31, 2005 and 2004, respectively. Expense attributable to these agreements amounted to $236,657 and $263,113 for the years ended December 31, 2005 and 2004, respectively.

The Company has entered into non-compete agreements with three former executives. Aggregate annual payments under these agreements are $424,000 in 2005, $370,000 in 2006 and $250,000 thereafter to 2008. In addition, the Company will make a one time payment of $50,000 to a former executive in 2018.

The Company has agreed to provide certain health benefits to certain retired employees. Payments under these agreements amounted to approximately $46,000 in 2005. The aggregate annual payments under these agreements are estimated to be as follows for the years 2006 to 2015:

2006	46,300
2007	49,500
2008	53,000
2009	58,500
2010	61,000
2011 - 2015	331,500
Thereafter	482,500

BENEFIT PLAN AND AGREEMENTS (concluded)

These agreements are unfunded. Included in accrued expenses at December 31, 2005 and 2004 is $728,802 and $922,880, respectively, related to these agreements. Assumptions used to determine this accrual at December 31, 2005 are as follows:

	2005	2004
Discount rate	4.8%	4.7%
Health care cost trend rate	7.0%	7.0%

The Company issued a note payable to a former employee as a result of the former employee's sale of Company stock to the Company. The balance of the note payable at December 31, 2004 amounted to $242,232 and was paid in full during 2005.

11. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	Years Ended December, 31	
	2005	2004
Current tax provision:		
Federal	$ 605,000	$ 62,443
State	182,000	30,000
	787,000	92,443
Deferred tax provision (benefit)		
Federal	174,000	(572)
State	68,000	(6,349)
	242,000	(6,921)
	$1,029,000	$ 85,522

INCOME TAXES (continued)

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	Years Ended December 31,	
	2005	2004
Statutory federal tax rate	34.0%	34.0%
Increase (decrease) resulting from:		
State taxes, net of federal tax benefit	6.2	1.3
Dividends received deduction	(1.8)	(6.4)
Reduction of excess tax reserves	-	(21.9)
Effective tax rate	38.4%	7.0%

The components of the net deferred tax asset are as follows:

	Years Ended December 31,	
	2005	2004
Deferred tax asset:		
Federal	$ 1,057,000	$ 1,246,000
State	311,000	384,000
	1,368,000	1,630,000
Deferred tax liability:		
Federal	$ (157,000)	$ (172,000)
State	(48,000)	(53,000)
	(205,000)	(225,000)
Net deferred tax asset	$ 1,163,000	$ 1,405,000

Realization of the net deferred tax assets are dependent on future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carryforwards. Although realization is not assured, management believes that it is more likely than not that the remaining net deferred tax assets will be realized.

INCOME TAXES (concluded)

The tax effects of each type of income and expense item that give rise to deferred taxes are as follows:

	December 31, 2005	December 31, 2004
Unrealized depreciation of investments	$ (58,000)	$ 42,000
Depreciation	(206,000)	(225,000)
Compensation related accruals	1,312,000	1,582,000
Other	115,000	6,000
Net deferred tax asset	$1,163,000	$1,405,000

A summary of the change in the net deferred tax asset is as follows:

	December 31, 2005	December 31, 2004
Balance at beginning of year	$1,405,000	$1,398,079
Deferred tax (provision) benefit	(242,000)	6,921
Balance at end of year	$1,163,000	$1,405,000

12. LEASES

The Company rents its office facilities in Springfield, MA and Hartford, CT under leases which expire in 2015 and 2008, respectively. Minimum rentals based upon the original terms (excluding taxes and certain operating expenses) at December 31, 2005 are:

Year Ending December 31,	
2006	$ 122,000
2007	122,000
2008	108,500
2009	89,600
2010	89,600
Thereafter	507,800
	$1,039,500

LEASES (concluded)

The leases require additional payments based on increases in taxes and certain operating expenses. The Hartford lease contains an option to extend the term of the lease for a period of three years. The cost of rentals during the extension period is not included above. Total rent expense for the years ended December 31, 2005 and 2004 amounted to $87,987 and $64,698, respectively.

13. SHAREHOLDERS' EQUITY

The Company's 1995 Incentive Stock Option Plan provides for the issuance of options to purchase a maximum of 15,000 Class A nonvoting shares and 3,500 Class B voting shares of common stock. Under the plan, the options are granted by the Board of Directors upon recommendation by the Option Committee in such amounts as the Board of Directors may approve. The option price, as determined by the Option Committee, shall not be less than the market value of the common stock on the date of grant of the option. No option shall be exercisable after the expiration of 10 years from the date the option is granted. The plan is accounted for as a variable plan and compensation expense or reduction is recorded for the increase or decrease in the option's intrinsic value, as determined by management, from grant date to the date of the statement of financial condition. Compensation expense recorded for 2005 and 2004 was $72,596 and $6,720, respectively. As of December 31, 2005, options to purchase 9,500 Class A shares and 1,800 Class B shares are currently exercisable at prices ranging from $61.01 to $123.28 per share.

A summary of the activity during 2005 and 2004 is as follows:

	Options Outstanding			
	Class A	Class B	Price Per Share	Weighted Average Price Per Share
Balance, December 31, 2003	7,900	1,800	$61.01 - $109.57	$ 82.99
Options granted	2,000	-	111.38	111.38
Options exercised	(2,600)	-	$61.01 - $99.70	66.85
Balance, December 31, 2004	7,300	1,800	$61.01 - $111.38	93.84
Options granted	2,200	-	$112.08 - $123.28	120.23
Balance, December 31, 2005	9,500	1,800	$61.01 - $123.28	98.99

SHAREHOLDERS' EQUITY (concluded)

Shareholders' equity per share is computed by dividing total shareholders' equity by common Class A and B shares issued less treasury shares. Diluted shareholders' equity per share is computed by dividing total shareholders' equity plus the effect of assumed exercise of options for common Class A and B shares issued less treasury shares plus shares assumed issued for the exercise of options. These amounts are as follows as of December 31, 2005 and 2004:

	2005	2004
Total shareholders' equity	$22,038,255	$23,970,073
Effect of assumed exercise of options	1,118,443	917,462
	$23,156,698	$24,887,535
Shares outstanding:		
Authorized and issued	200,000	200,000
Less treasury shares	(63,566)	(49,126)
Shares outstanding	136,434	150,874
Options outstanding	11,300	9,100
Diluted shares outstanding	147,734	159,974
Total shareholders' equity per Class A and B shares outstanding	$ 161.53	$ 158.87
Diluted shareholders' equity per Class A and B shares	$ 156.75	$ 155.57

Effective June 15, 2003, the Company adopted a stock appreciation rights plan that provides for the issuance of a maximum of 30,000 units. Units vest at the rate of 20% per year. Participants receive payment from the Company in exchange for units upon employee separation or sale of substantially all of the outstanding stock of the Company in the amount of the excess of the then fair value of the unit over the grant date fair value of the unit. At December 31, 2005 and 2004, 21,974 units and 11,463 units have been issued, respectively. Expense resulting from issued units is remeasured as of the date of the statement of financial condition. Expense attributable to the Plan was $83,542 and $5,149 for the years ended December 31, 2005 and 2004, respectively.

The transfer of Class A and Class B shares is subject to the Company's right of first refusal to purchase the shares at 75% of fully diluted book value through 2008, and 80% of fully diluted book value thereafter. The Company's shareholders may at any time through December 31, 2012 require the Company to repurchase their shares at the then fair value, subject to an individual annual limitation of 5% of the aggregate Company shares outstanding and the capital requirements of the Securities and Exchange Commission Rule 15c3-1. The exercise price is the same as would apply to the Company's right of first refusal to purchase the shares.

Schedule I

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Computation of net capital

Total consolidated shareholders' equity		
Adjustments:		$ 22,038,255
Nonallowable assets:		
Property and equipment, net	$ (991,395)	
Real estate held for investment, net	-	
Deferred tax benefit	(1,163,000)	
Income taxes receivable	-	
Other	(54,589)	(2,208,984)
Tentative net capital		19,829,271
Less:		
0% to 4% of Treasury notes	(17,060)	
2% to 7.5% of corporate obligations	(99,135)	
2% of sweep account	(35,865)	
15% of other investments owned	(1,766,045)	(1,918,105)
Net capital		$ 17,911,166

Computation of aggregate indebtedness

Aggregate indebtedness:		
Payable to brokers	$ 23,422,906	
Free credit balances:		
Customers	108,153,238	
Officers and shareholders	714,850	
Accrued interest payable	-	
Bank overdraft	-	
Market value of securities borrowed for which no equivalent value is paid or credited	706,042	
Accrued expenses and other liabilities	3,671,501	$ 136,668,537
Less:		
Amount of special reserves required to be maintained for the benefit of customers on December 31, 2005		107,919,336
Aggregate indebtedness		$ 28,749,201
Net capital requirement, 6 2/3% of aggregate indebtedness		$ 1,916,613
Ratio of aggregate indebtedness to net capital		1.6:1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between these computations of net capital and aggregate indebtedness and the corresponding computations prepared by and included in the Company's unaudited Part II FOCUS Report Filing as of December 31, 2005.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

COMPUTATION OF RESERVE REQUIREMENT UNDER RULE 15C 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

	Credits	Debits
Free credit balances and other credit balances in customers' security accounts, net of officer and shareholder balances of $714,850	$ 108,153,238	
Customer securities failed to receive	310,994	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection (reduced by 1% in accordance with rule 15c3-3)		$ 3,128
Failed to deliver of customers' securities not older than 30 calendar days		541,767
Total	108,464,232	544,895
Excess of total credits over total debits required to be maintained in the "Reserve Bank Accounts" on December 31, 2005 (15c3-3(e))		107,919,337
	$ 108,464,232	$ 108,464,232

The Company has funds of $132,398,002 maintained on behalf of customers.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between this computation of reserve requirement and the corresponding computation prepared by and included in the Company's unaudited Part II FOCUS Report Filing as of December 31, 2005.

Schedule III

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENT

December 31, 2005

State the market valuation and the number of items of:

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

Report of Independent Accountants
on Internal Control Required by
SEC Rule 17a-5

To the Board of Directors and Shareholders' of
D.J. St. Germain Company, Inc.
Springfield, Massachusetts:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of D.J. St. Germain Company, Inc. and subsidiary (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
January 20, 2006